FILED BY NABORS INDUSTRIES LTD

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: C&J ENERGY SERVICES, INC.

COMMISSION FILE NO. 001-35255

THE FOLLOWING COMMUNICATIONS WERE MAILED TO NABORS EMPLOYEES

JOINT LETTER FROM THE INTEGRATION MANAGEMENT OFFICE:

Ronnie Witherspoon, Nabors Completion & Production Services, Executive Vice President —

Completion Services

and

Ed Keppler, C&J Energy Services, Senior Vice President—Corporate Oilfield Operations

August 27, 2014

Dear Colleagues,

As you know, in late June, Nabors Industries Limited (“Nabors”) and C&J Energy Services (“C&J”) announced plans to combine the Nabors’ Completion and Production Services business in the U.S. and Nabors’ Production Services businesses in Canada with C&J to form a new publicly traded company that will maintain the C&J Energy Services name and brand. The resulting new C&J is expected to be the fifth largest completion and production services company in North America. Familiar to many of you, C&J is a rapidly growing, publicly traded company headquartered in Houston, Texas. Additional information about C&J is enclosed. We have also included a copy of the most recent edition of C&J’s quarterly employee newsletter — The C&J Connection — to further acquaint you with C&J.

We are eager to combine our two great organizations and integrate our operations. We expect to complete this transaction by the end of 2014, although the exact date cannot be predicted at this time, as it is contingent on certain closing conditions, including approval by C&J stockholders. We are committed to keeping you informed as we work towards closing, and we would like to take this opportunity to update you as to the status of our integration efforts.

Since the public announcement of this transaction, leadership teams from both organizations have been working closely together to ensure a stable and orderly transition for C&J’s and Nabors’ businesses, employees and customers. We have assembled a joint integration team to develop a comprehensive plan for combining our companies. Managers from all product lines and support functions have joined in a collaborative effort to accomplish our shared goal of a consolidated entity. The joint integration team is led by the Integration Management Office (“IMO”) and currently includes 26 task force teams charged with identifying key issues to ensure that critical integration milestones are met. The joint integration team is managed by an oversight steering committee comprised of senior leadership from both C&J and Nabors. The IMO structure chart, showing the task force teams, is enclosed. To facilitate the process, C&J has also engaged the services of a private consulting firm that has extensive experience in managing substantial oilfield service company consolidations and mergers. This firm has facilitated the integration meetings and helped us move the process forward in a logical and orderly fashion.

As we prepare to combine our organizations, we are focused on ensuring the consolidated company will be positioned to continue to grow, capitalizing on the new opportunities that will be provided by our greater scale, capabilities and resources. Central to this effort is creating a strong organizational structure that we can continue to build on. Although the integration team and steering committee are still working through and developing the overall organizational structure as part of the integration planning process, we have determined (and recently announced)

the structure of the senior-most Executive Management Team for the new C&J combined company upon closing of the transaction:

•	Josh Comstock, C&J’s current Chief Executive Officer and Chairman of the Board, will continue in his role as CEO and Chairman.

•

Randy McMullen, C&J’s current President and Chief Financial Officer, will continue in his role as President and CFO, with responsibility for Accounting, Treasury, M&A, Investor Relations, HR, and IT/Business Systems.

•

Don Gawick, C&J’s current Chief Operating Officer, will continue in his role as COO. In this role, he will manage all of the Company’s Completion and Production Services divisions (both domestically and internationally), as well as Research & Technology, Sales and Marketing, and Corporate Operations Development.

•

Jim Prestidge, C&J’s current Chief Strategy Officer, will maintain the role of CSO. In this role, he will oversee Supply Chain Management, Equipment Manufacturing, Blue Ribbon Technology, QHSE, and International Strategy Development.

•

Larry Heidt, President of Nabors’ Completion & Production Services Co., will join as President of the Company’s Production Services division, responsible for what was formerly the Production Services line of NCPS in the U.S. and Nabors Production Services and Abandonrite in Canada, including Workover Rigs, Fluids, P&A Services, and KVS.

•

Ted Moore, C&J’s current Executive Vice President, General Counsel and Corporate Secretary, will continue in his role as Executive Vice President, General Counsel and Corporate Secretary, with Compliance, Litigation, IP, international tax and strategy, and risk management under his purview.

As we continue to develop our integration plans, we will methodically analyze and, where deemed necessary, redesign each of the organizational groups across all of our product and service lines and support functions. Our focus is to prepare our consolidated company to continue growing into a leading diversified, global provider of the most technologically advanced completion and production services, while maintaining the high level of service quality, efficiency and execution. Additional information regarding the organizational structure will be shared as it becomes available.

In closing, we would like to express our sincere appreciation for your continued dedication and hard work. From the field level up, it is clear that you have continued to perform to the standards that would be expected of a world-class oilfield services organization. It is only natural that news of mergers and consolidations create questions. We encourage you to not let these questions or concerns become distractions to our goal of delivering operational and safety excellence. As we move toward a consolidated company and decisions are made in the integration planning process, we will inform you in a timely manner. We are working diligently towards the creation of a unified organization that will be even stronger and more dynamic than the separate parts.

As part of our commitment to be open with our communications throughout this process, we have created a dedicated email address through which you can submit questions about this transaction: AskC&J@cjenergy.com. The integration team will review questions submitted, respond as we are able, and will make answers to frequently asked questions available for everyone in upcoming communications.

We are excited about what the future holds for us. Stay tuned, stay focused and stay committed.

Best Regards,

/s/ Ronnie Witherspoon Jr.	/s/ Ed Keppler
Ronnie Witherspoon Executive Vice President — Completion Services Nabors Completion & Production Services Co.	Ed Keppler Senior Vice President — Corporate Oilfield Operations C&J Energy Services, Inc.

C&J Energy Services

“I am proud and excited about the prospect of combining Nabors’ Completion & Production Services business in the U.S. and Nabors’ Production Services businesses in Canada with C&J Energy Services. This transaction represents an outstanding opportunity for all of us. We truly believe that the joining of our companies will enable our combined organizations to grow, where the sum of both parts combine to make a much greater whole. The employees of both organizations are essential to the success of our combined company.”

- Josh Comstock, Founder, Chairman and Chief Executive Officer of C&J Energy Services, Inc.

Company Profile

C&J Energy Services, Inc. is a publicly traded corporation listed on the New York Stock Exchange under the symbol “CJES.” We are an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pumpdown and other complementary oilfield services with a focus on complex, technically demanding well completions. In addition to our suite of completion, stimulation and production enhancement services, we manufacture, repair and refurbish equipment and provide parts and supplies for third-party companies in the energy services industry, as well as to fulfill our internal needs. With the development of our specialty chemicals business and our strategic acquisitions during 2013, we now blend specialty chemicals for completion and production services, and manufacture downhole tools and related directional drilling technology and data acquisition and control systems. These products are provided to third-party customers in the energy services industry and are also used in our operations and equipment.

Headquartered in Houston, Texas, we operate in some of the most active basins in the United States, with facilities across Texas, Louisiana, Oklahoma, New Mexico, Colorado, Utah, North Dakota, West Virginia and Pennsylvania. In 2013, we opened our first international office in Dubai, and we are in the process of establishing an operational presence in key countries in the Middle East with a goal of becoming a significant, long-term provider of multiple services throughout the region.

Company History

C&J Energy Services’ Chairman and Chief Executive Officer Josh Comstock founded C&J in 1997 as a small pressure-pumping business working in South Texas, with an employee base of two (including Josh), using an improved pump he designed himself, a borrowed truck and $200 in a bank account. With perseverance and a lot of hard work, C&J has executed an aggressive growth strategy to transform from that one-truck operation into a leading comprehensive completion services provider with a $1.4-billion market cap and operations across the most active basins in the United States with strong international prospects.

From the outset, C&J quickly gained a reputation for completing the job efficiently and on time. The company added coiled tubing capabilities in 2001 and the first hydraulic fracturing fleet in 2007, just as shale plays were emerging. We continued to grow with the 2012 acquisition of Casedhole Solutions, which added a broad range of services, including perforating, pipe recovery, wireline logging, pressure pumping and well-site make-up and pressure testing. In May 2014, we further expanded our wireline capabilities with the acquisition of Tiger Cased Hole Services, which established C&J’s presence on the U.S. West Coast and provides a solid platform with identifiable growth opportunities for all of our service lines.

In addition to growing our core service lines, we have invested in a number of strategic initiatives designed to expand our business through vertical integration, service line diversification and technological advancement.

In 2011, we acquired our manufacturing business, Total Equipment And Service. Through Total, we manufacture equipment used in the oilfield services industry, perform equipment repair and refurbishment and provide parts and supplies to fulfill our internal needs as well as for third-party companies in the energy services industry. Our in-house manufacturing capabilities enable us to minimize the cost and ensure timely delivery of new equipment to meet customer demand. It also gives us the flexibility to timely respond to changes in customer demand and industry trends. This segment is also key to our vertical integration efforts, providing us a means to integrate our strategic initiatives to implement technological developments and enhancements.

During 2013, we organically developed a specialty chemicals business for completion and production services. We source many of the chemicals and fluids used in our hydraulic fracturing operations through this business, which provides cost development and supply of these products. We are also actively marketing this business to third-party customers. Through 2014, we have continued to expand our chemical manufacturing and blending capabilities in an effort to drive greater cost savings for our hydraulic fracturing services and fuel third-party growth. We intend to continue growing this business with the long-term goal of becoming a large-scale supplier of these products to the oil and gas industry.

In keeping with our commitment to technological advancement, during 2013 we enhanced our Research and Technology capabilities, including through investing in a new Research and Technology center and assembling a team of engineers and support staff. Our efforts are currently focused on developing innovative, fit-for-purpose solutions that will enhance our core service lines, increase completion efficiencies, provide cost savings to our operations and add value for our customers. During the second quarter of 2014, we began field testing several new products, and several other new products are planned for field testing over the remainder of the 2014. We believe that one of the strategic benefits of this division is the ability to develop and implement new technologies and enhancements and respond to changes in customers’ requirements and industry demand.

Additionally, through our Research and Technology division, during 2013 we expanded our portfolio of products and services through two small acquisitions of private companies that complement and enhance our existing service lines. In April 2013, we acquired a provider of directional drilling technology and related downhole tools. During the first half of 2014, we began leasing premium drilling motors to our customers and we are in the early stages of developing additional related products. This acquisition was one of the first steps in our strategy to add directional drilling to our service offerings and during the second quarter we continued our multi-faceted, integrated approach to developing our directional drilling capabilities. We are investing in the necessary personnel, equipment, technology and processes to support operations. We have already demonstrated this new service offering to customers and we currently expect to fully launch operations by the end of 2014. Although we do not expect this service line to provide any meaningful contribution to revenue in the near term, we believe that it has significant potential and we intend to continue investing in its growth. Although not at the outset, our goal is that, over time, our directional drilling services will be provided exclusively using our integrated downhole tools and directional drilling technology.

In December 2013, we acquired a manufacturer of data acquisition and control instruments, which are used in our hydraulic fracturing operations. During the second quarter of 2014, we began construction of additional hydraulic fracturing equipment, which is being built by our in-house manufacturing business. This equipment, comprising 40,000 hydraulic fracturing horsepower, will be the first of our equipment to include our proprietary control systems. We believe that the enhanced functionality and cost savings provided by satisfying one more of our equipment needs in-house will yield strong returns on our investment as we continue to grow our business. Additionally, we are now selling these products to third-party energy services companies.

C&J’s business model continues to be based on delivering greater value to its customers. The company continually strives to enhance its existing service capabilities, reduce costs and increase efficiencies. Safety and operational excellence are the highest priorities and C&J adheres to strict QHSE standards.

C&J’s Culture

As much as C&J Energy Services has changed over the years, its operating strategy and core values have remained the same. The strategy incorporates a four-point value proposition that focuses on providing a unique value-added approach, superior customer service, new high performance equipment and exceptional efficiency and execution. The safety of C&J employees is a top priority and the company is committed to industry-leading QHSE best practices in all of its operations.

C&J believes in supporting the communities in which we live and work. For example, the company supports several veterans’ organizations and is a proud participant in the Employer Support of the Guard and Reserve (ESGR) program, which promotes hiring veterans and members of the Guard and Reserve Service. C&J is a long-time supporter of the Nueces County Junior Livestock show and other 4-H activities that raise scholarship funds for area youths. For many years, C&J has also supported the Houston Livestock Show and Rodeo, as well as Breast Cancer

Awareness Month and the Tour de Cure, which raises funds for the Houston Chapter of the American Diabetes Foundation. This year, C&J sponsored its first team for the National MS Society Lone Star BP MS 150 event.

Additionally, C&J supports causes that help oilfield families, such as Oilfield Helping Hands and the Houston Oilman’s Tennis Tournament, as well as other industry-sponsored initiatives, including the Society of Petroleum Engineers and the American Petroleum Institute.

C&J’s recent philanthropic donations include a multi-year pledge for the renovation of the Alley Theatre, a Tony Award-winning indoor theatre in downtown Houston.

THE FOLLOWING INFORMATION WAS INCLUDED IN THE C&J EMPLOYEE NEWSLETTER

Combination With Nabors’ Completion and Production Services Moves C&J into the Top Tier of Service Providers

On June 25, C&J Energy Services signed an agreement to acquire Nabors’ Completion and Production Services businesses, which is known as “NCPS.” The combination of C&J Energy Services and NCPS will create the fifth largest completion and production services provider in North America, with operations spread across the United States and into Western Canada. We will also gain the size, scale and resources to grow even further. Some key stats about our combined operations include:

•	Approximately 1.1 million hydraulic fracturing horsepower

•	Approximately 1,500 fluid management trucks

•	683 workover rigs

•	+ 100 wireline trucks

•	+ 35 coiled tubing units

•	+ 70 cementing trucks

•	+ 10,000 talented employees

C&J’s Founder, Chairman and Chief Executive Officer Josh Comstock stated, “This is a transformational opportunity for C&J. Combining with NCPS will make us bigger and better equipped to serve our customers; it enables us to introduce our services to new customers and new areas; and it enhances our ability to further grow, both here in the United States and internationally. C&J has always been a high-energy entrepreneurial company with many opportunities for career growth and development. Our bigger scale and new service offerings will give our employees new opportunities, including the opportunity to work in other geographic areas and the ability to gain experience with other business lines.”

The addition of NCPS means that we will have greater capacity to provide our hydraulic fracturing, coiled tubing and wireline services, and we will be able to offer new services to our customers with the addition of NCPS’ cementing and production services. We will have the largest fluid services fleet and the second largest well servicing operations in the U.S. Our geographic footprint will include a significant presence in all major U.S. basins, which will allow us to immediately introduce C&J into areas where we are not currently operating. For example, following the transaction, our hydraulic fracturing capabilities will extend to prolific basins such as the Bakken and the Marcellus where C&J does not currently offer these services.

C&J and Nabors will remain closely aligned after completing this transaction through a global alliance agreement. This relationship will give C&J the opportunity to partner with an established and well-regarded global drilling entity, on future international, turnkey projects. We are eager to leverage our increased resources, complimentary business lines and diversified service offerings to support further growth and expand our operations around the globe.

Message from Chief Operating Officer Don Gawick

We are excited about the pending acquisition of Nabors’ Completion and Production Services businesses (referred to as “NCPS”). We see a great deal of upside from the addition of these tremendous assets. This strategic combination will take our company to the next level. Together we will be a top-tier, large scale, diversified completion and production services provider operating across the U.S. and into Western Canada. With our bigger scale and diversified service offerings will come new opportunities to further grow our business, as well as opportunities for our employees to further develop their career paths.

We look forward to leveraging the considerable strengths of each company. Our suite of best in class completion services will expand dramatically as we see our equipment capacity, geographic footprint and customer base increase. The lack of significant overlap among our top customers will create new opportunities. All of our existing service lines will grow. We also are adding an entirely new service line, cementing, which will fall under the completions services umbrella. The addition of NCPS’ industry-leading production services will also bring meaningful diversification to our operations, and we will be the number one fluids hauling business and the number two well servicing business in the U.S. We anticipate that the Production business will continue to operate as an independent service line.

We believe that the increased scale, geographic reach and service capabilities provided by this acquisition will provide a major entry into new markets for many of our services. For example, California, the Rockies, the Mid Continent and western Canada all represent new growth opportunities for a number of C&J services and we will also add significant additional capacity to our existing completions operations in numerous basins.

Important Reminders

Please note that we must not let the upcoming combination with NCPS affect our day-to-day service delivery, quality and safety. Every effort is being made to keep this process completely isolated from our ongoing operations. Remember that superior service execution and ongoing safety processes are our number one priority.

The combining of our companies is currently not expected to be finalized until close to year’s end. The exact date cannot be predicted at this time, as it is contingent on certain closing conditions, including regulatory and shareholder approval. Until certain conditions are met, we are obligated by law not to begin any coordination of activities with Nabors entities or employees. We will keep you informed as we work towards closing

Currently, the C&J integration team is working diligently to make sure that we will have a smooth transition. The team will take steps to assure that our combined teams are coherent, our job responsibilities are clear and aligned, and that our teams are provided with the resources they need.

Starting soon, everyone will receive regular communications about the details of the integration. In the meantime, we urge all employees to stay focused on their ongoing work activities.

Overview of Nabors Completion & Production Services

Nabors Completion & Production Services

•	Diversified provider of completion and production services

•	Broad footprint and significant presence in all basins across the U.S. and into Western Canada

•	Over 800,000 horsepower pressure pumping capacity

•	Second largest workover rig fleet in the U.S.

•	Largest fluids management fleet in the U.S.

Completion Services Overview

	C&J Energy Services	Nabors Completion Services	Combined
Horsepower (000)	340	800+	1,150+
Wireline Trucks	77	30+	100+
Coiled Tubing Units	23	15	38
Cementing Units	—	70+	70+

Notes: Data as of 7/7/2014

1)             Does not include international assets, assets to be sold, or assets under refurbishment.

Production Services Overview

	U.S.	Canada	Total
Workover Rigs	518	165	683
Fluid Trucks	1,483	—	1,483
Frac Tanks	5,266	—	5,266
Salt Water Disposal Facilities	29	—	29

Notes: Data as of 7/7/2014

1)             Spears & Associates April 2014 Oilfield Market Report.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Nabors Red Lion Limited (“Red Lion”), a subsidiary of Nabors, will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Red Lion and a proxy statement of C&J. Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

Red Lion, C&J and Nabors, and their respective directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of C&J to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of C&J’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

C&J and Nabors caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in C&J’s and Nabors’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning C&J or Nabors, the proposed transaction or other matters attributable to C&J or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward-looking statement speaks only as of the date of the particular statement, and C&J and Nabors do not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.